UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

GENTIUM S.p.A.

(Name of Subject Company (Issuer))

JAZZ PHARMACEUTICALS ITALY S.r.l.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offerors))

Ordinary Shares, no par value per share

and

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,011,728,625.00	$130,310.65

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 17,749,625 Ordinary Shares, no par value per share, which includes (A) 10,984,130 Ordinary Shares represented by 10,984,130 American Depositary Shares outstanding, and (B) 2,194,494 Ordinary Shares not yet outstanding but underlying outstanding equity awards, in each case not owned by the Filing Persons, that may be purchased in the tender offer, and (ii) the tender offer price of $57.00 per Ordinary Share and per American Depositary Share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is $128.80 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,310.65	Filing Party: Jazz Pharmaceuticals Italy S.r.l. and Jazz Pharmaceuticals Public Limited Company
Form or Registration Number: Schedule TO	Date Filed: December 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Schedule TO”) relating to the offer by Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilità limitata (“Purchaser”) and a wholly-owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Parent” or “Jazz Pharmaceuticals”), to purchase all outstanding shares of ordinary stock, no par value per share (the “Ordinary Shares”), and all outstanding American Depositary Shares, each representing one Ordinary Share and evidenced by an American Depositary Receipt (“ADR”) issued by The Bank of New York, as depositary (the “ADSs”) of Gentium S.p.A., a società per azioni incorporated in Italy (the “Company” or “Gentium”), at a purchase price of $57.00 per Ordinary Share and per ADS (without duplication for Ordinary Shares underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and Share Form of Acceptance (the “Share Form of Acceptance” and, together with the ADS Letter of Transmittal and Offer to Purchase, as amended or supplemented from time to time, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(G), respectively. The information set forth in the Offer to Purchase and the related ADS Letter of Transmittal and Share Form of Acceptance are incorporated by reference herein.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-11.	Additional information.

The Offer to Purchase and Items 1-11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented by amending and supplementing the information set forth in Section 10 (Source and Amount of Funds) of the Offer to Purchase to reflect the entering into of an amended and restated commitment letter by Parent, Barclays Bank PLC and the other lenders party thereto. Accordingly, such information is supplemented as follows:

Item 7 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

Purchaser estimates that the total amount of funds it will need to purchase all of the Ordinary Shares and ADSs in the Offer and to complete the related transactions, including the payment of fees and expenses in connection with the Offer, will be approximately $1 billion. Parent (through one of more of its subsidiaries) is expected to provide Purchaser with sufficient funds to purchase all Ordinary Shares and ADSs validly tendered in the Offer and any related fees and expenses. Parent expects to finance such cash requirements with a combination of available cash and proceeds from incremental term loans and revolving loan borrowings under its existing senior secured credit facility.

On December 19, 2013, Parent entered into commitment letter with Barclays Bank PLC (“Barclays”), pursuant to which, subject to the terms and conditions set forth therein, in connection with the Offer, Barclays has committed to provide a $500.0 million incremental term facility (the “Incremental Term Loans”). On January 6, 2014, Parent entered into an amended and restated commitment letter with Barclays, JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC, Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Citigroup Global Markets Inc. (together with Citibank, N.A., Citicorp USA,. Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate, “Citi”), Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, DNB Bank ASA and DNB Markets, Inc. (collectively, the “Commitment Parties”), pursuant to which the Commitment Parties agreed to provide the Incremental Term Loans. Under the commitment letter, as amended, Barclays, JPMCB, MLPFS and Citi have agreed to act as joint lead arrangers and joint book runners (the “Lead Arrangers”) and have the right to syndicate all or a portion of the commitments of the Commitment Parties to one or more financial institutions or other lenders.

The commitment letter terminates as of June 19, 2014; provided, however, that in the event all conditions to funding, other than the consummation of the Offer and the absence of a company material adverse effect, have been met on June 19, 2014, Parent has the right to fund the Incremental Term Loans into escrow to be released upon consummation of the Offer on or prior to September 19, 2014, subject to satisfaction of customary release conditions, including the general conditions precedent to funding of credit extensions under the senior secured credit facility. Although the commitment letter provides for $500.0 million of incremental term loans, Parent currently expects to obtain some combination of incremental terms loans (on terms consistent with the commitment letter) and incremental revolving loan commitments under the existing revolving credit facility that is part of Parent’s existing senior secured credit facility. A copy of the credit agreement governing Parent’s existing senior secured credit facility, included as Exhibit A to Amendment No. 1 to the existing senior secured credit facility, and the amended and restated commitment letter have been filed as Exhibits (b)(1) and (b)(2) to the Schedule TO. Reference is made to such exhibits for a more complete description of the terms and conditions of the existing senior secured credit facility and the commitment letter, and such exhibits are incorporated herein by reference.

Description of Parent’s Existing Senior Secured Credit Facility

The existing senior secured credit facility is governed by that certain Credit Agreement, dated as of June 12, 2012 and amended as of June 13, 2013 (the “Credit Agreement”), by and among Parent, as guarantor, three of its wholly-owned subsidiaries, Jazz Pharmaceuticals, Inc. (“JPI”), Jazz Financing I Limited and Jazz Pharmaceuticals Ireland Limited, as borrowers (collectively with JPI, the “Borrowers”), the lender parties from time to time thereto and Barclays, as administrative agent, collateral agent, letter of credit issuer and swing line lender.

The senior secured credit facility provides for (i) a tranche of term loans made to JPI in the aggregate principal amount of $557.2 million (“Tranche 1 Term Loans”) and (ii) a revolving credit facility of $200.0 million. The Tranche 1 Term Loans mature on June 12, 2018 and loans under the revolving credit facility, if any, will mature on June 12, 2017. The senior secured credit facility also provides for one or more incremental term loan facilities and/or increases in commitments under the revolving credit provided that the total aggregate amount of such incremental term loans and increases in the revolving credit facility commitments does not exceed the sum of (A) $200.0 million and (B) an amount such that at the time of such incurrence and after giving effect thereto on a pro forma basis Parent’s senior secured leverage ratio is less than or equal to 2.75 to 1.

The Tranche 1 Term Loans bear interest, at JPI’s option, at a rate equal to either the LIBOR rate, plus an applicable margin of 2.75% per annum (subject to a 0.75% LIBOR floor), or the prime lending rate, plus an applicable margin equal to 1.75% per annum (subject to a 1.75% prime rate floor). Loans under the revolving credit facility will bear interest, at the applicable Borrower’s option, at a rate equal to either the LIBOR rate, plus an applicable margin of 2.50% per annum, or the prime lending rate, plus an applicable margin equal to 1.50% per annum, subject to reduction by 0.25% or 0.50% based upon Parent’s secured leverage ratio. All overdue amounts will be payable at a rate of 2.00% per annum above the otherwise applicable rate.

The Borrowers’ obligations under the senior secured credit facility and any hedging or cash management obligations entered into with a lender are guaranteed by Parent and each of Parent’s existing and subsequently acquired or organized direct and indirect subsidiaries (other than certain immaterial subsidiaries, subsidiaries whose guarantee would result in material adverse tax consequences and subsidiaries whose guarantee is prohibited by applicable law or would result in a violation of violation or breach of, or conflict with, fiduciary duties of such subsidiary’s officers, directors or managers). Parent, the Borrowers and such guarantors are collectively as the “Loan Parties.” Purchaser is not, and is not currently expected to become, a Loan Party.

The Loan Parties’ obligations under the senior secured credit facility are secured, subject to customary permitted liens and other agreed upon exceptions, by a perfected security interest in (a) all tangible and intangible assets of the Loan Parties, except for certain customary excluded assets, and (b) all of the equity interests of the subsidiaries of the Loan Parties held by the Loan Parties (limited, in the case of the equity interests of certain foreign subsidiaries and certain domestic subsidiaries that hold no assets other than equity interests of foreign subsidiaries, to 65% of the voting equity interests of such subsidiaries).

The Borrowers are permitted to make voluntary prepayments of the Tranche 1 Term Loans and any revolving loans at any time without payment of a premium. JPI is required to make mandatory prepayments of Tranche 1 Term Loans (without payment of a premium) with (1) net cash proceeds from certain non-ordinary course asset sales (subject to reinvestment rights and other exceptions), (2) net cash proceeds from issuances of debt (other than certain permitted debt), (3) beginning with the fiscal year ending December 31, 2014, 50% of Parent’s excess cash flow (subject to decrease to 25% or 0% if Parent’s secured leverage ratio is equal to or less than 2.25 to 1.00 (and greater than 1.25 to 1.00) or 1.25 to 1.00, respectively), and (4) casualty proceeds and condemnation awards (subject to reinvestment rights and other exceptions). The Tranche 1 Term Loans will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount thereof, with any remaining balance payable on the final maturity date of the Tranche 1 Term Loans.

The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to Parent and its restricted subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness and dividends and other distributions. The Credit Agreement contains a financial covenant that requires Parent to maintain a maximum secured leverage ratio.

Description of the Incremental Term Loans

Under the commitment letter, JPI would borrow $500.0 million of Incremental Term Loans under the Credit Agreement. JPI’s obligations under the Incremental Term Loans would be guaranteed by Parent and each of the other guarantors under the senior secured credit facility and secured by same assets that secure the obligations under the senior secured credit facility.

It is anticipated that the Incremental Term Loans will mature on June 12, 2018 and will amortize in equal quarterly installments in annual amounts equal to 1.0% of its original principal amount. The applicable interest rate on the Incremental Term Loans is anticipated to be adjusted LIBOR (with a floor of 0.75%) plus 2.75% per annum. Interest based on LIBOR will be payable quarterly in arrears. The definitive financing documentation is also expected to include a base rate option. All overdue amounts will be payable at a rate of 2.00% per annum above the otherwise applicable rate.

It is anticipated that voluntary prepayments of the Incremental Term Loans will be permitted at any time without premium or penalty, except that a 1% premium would apply to a repayment via a repricing of the Incremental Term Loans effected on or prior to the six-month anniversary of the closing date for the Incremental Term Loans. It is further anticipated that the Incremental Term Loans will be subject to mandatory prepayment (without payment of a premium) with (1) net cash proceeds from certain non-ordinary course asset sales (subject to reinvestment rights and other exceptions); (2) net cash proceeds from issuances of debt (other than certain permitted debt); (3) 50% of Parent’s consolidated excess cash flow (subject to decrease to 25% or 0% if Parent’s secured leverage ratio is equal to or less than 2.25 to 1.0 or 1.25 to 1.0, respectively); and (4) casualty proceeds and condemnation awards (subject to reinvestment rights and other exceptions).

The documentation governing the Incremental Term Loans has not been finalized. Accordingly, the terms thereof are subject to change.

Conditions Precedent to the Debt Financing

The funding of all extensions of credit under Parent’s senior secured credit facility, including the Incremental Term Loans and any revolving loans, is subject to the following conditions:

•	the accuracy in all material respects of the representations and warranties contained in the loan documents relating to the existing credit facility and absence of any default or event of default thereunder;

•	receipt of a notice of borrowing by Barclays for such loans; and

•	the absence of any default or event of default that exists or would result from such proposed loans or from the application of the proceeds thereof.

In addition, under the commitment letter, the availability of the Incremental Term Loans is subject to the satisfaction of the following conditions:

•	the acquisition, pursuant to the Offer, of 50% of the outstanding Ordinary Shares and ADSs shall have been consummated or will be consummated substantially concurrently with the initial funding of the Incremental Term Loans in accordance with the terms of the Tender Offer Agreement, but without giving effect to any amendments, modifications or waivers by us (other than a “Permitted Minimum Condition Modification” or any such amendment, modification or waiver that is not materially adverse to any interest of the lenders) without the prior written consent of the Commitment Parties (it being understood that any reduction in the price that is less than or equal to 10% of the total consideration set forth in the Tender Offer Agreement as of the date of the commitment letter will not be deemed to be materially adverse to the interests of the lenders and will not require the prior written consent of the Commitment Parties);

•	the Lead Arrangers having received the financial statements of the Company detailed in Exhibit B to the commitment letter;

•	the Lead Arrangers having been afforded a period of not less than 15 consecutive calendar days following receipt of a customary information memorandum and other customary marketing materials to syndicate the Incremental Term Loans prior to the closing date for the Incremental Term Loans, provided that such period shall not commence earlier than January 6, 2014;

•	there not having occurred a company material adverse effect (which is defined in a manner consistent with the Tender Offer Agreement) since June 30, 2013;

•	the payment of all fees and expenses required to be paid to the lenders and the Commitment Parties;

•	execution and delivery of definitive financing documentation for the Incremental Term Loans by each of the Loan Parties;

•	the lenders having received customary opinions of counsel, corporate resolutions, and customary closing documentation and certificates (including a solvency certificate);

•	the provision of applicable documentation under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act; and

•	compliance with the conditions specified under the senior secured credit facility for incremental term loans (including pro forma compliance with the maximum senior secured leverage ratio financial covenant and the limitation on the size of aggregate incremental term loans described above).

The availability of the debt financing described in the amended and restated commitment letter may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Incremental Term Loans or revolving loans under the senior secured credit facility are not available at the expiration of the Offer. No plans have been made to finance or repay the Incremental Term Loans or any revolving loans under the senior secured credit facility after the consummation of the transactions contemplated by the Tender Offer Agreement.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented by replacing Exhibit (b)(1) with the following exhibit:

(b)(1)	Amended and Restated Commitment Letter, dated as of January 6, 2014, by and between Jazz Pharmaceuticals plc, Barclays Bank PLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Merrill Lynch Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, DNB Bank ASA and DNB Capital Markets, Inc.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Suzanne Sawochka Hooper
	Name:	Suzanne Sawochka Hooper

	Title:	Executive Vice President and General Counsel

JAZZ PHARMACEUTICALS ITALY S.r.l.

By:	/s/ Fintan Keegan
	Name:	Fintan Keegan

	Title:	Director

Date: January 7, 2014

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Share Form of Acceptance.*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on December 23, 2013.*

(a)(5)(B)	Joint Press Release of Jazz Pharmaceuticals and Gentium issued on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(C)	Jazz Pharmaceuticals investor presentation first made available on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(D)	Transcript from investor/analyst conference call held on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(E)	Email from Jazz Pharmaceuticals’ Chief Executive Officer to employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(F)	Letter from Jazz Pharmaceuticals’ Chief Executive Officer to Gentium employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.3 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(G)

Media Standby Statement, first used on December 19, 2013 (incorporated by reference to Exhibit 99.4 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(H)

Gentium Transaction Internal Communications Q&A, first used on December 19, 2013 (incorporated by reference to Exhibit 99.5 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(I)	Jazz Pharmaceuticals Overview Presentation, first used on December 20, 2013 (incorporated by reference to Exhibit 99.6 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(b)(1)

Amended and Restated Commitment Letter, dated as of January 6, 2014, by and between Jazz Pharmaceuticals plc, Barclays Bank PLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Merrill Lynch Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, DNB Bank ASA and DNB Capital Markets, Inc.**

(b)(2)	Amendment No. 1, dated as of June 13, 2013, to the Original Credit Agreement and related Guaranty, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Purchaser, as borrowers, Jazz Pharmaceuticals, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on June 13, 2013).

(d)(1)	Tender Offer Agreement, dated as of December 19, 2013, by and among Jazz Pharmaceuticals, Gentium and Purchaser (incorporated by reference to Exhibit 2.1 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.3 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(3)	Form of Transition, Amendment and Release Agreement.*

(d)(4)	Form of Consultancy Agreement.*

(d)(5)	Form of Retention and Amendment Agreement.*

(d)(6)	Confidentiality and Nondisclosure Agreement, entered into effective September 30, 2013, by and between Jazz Pharmaceuticals and Gentium.*

*	Previously filed.
**	Filed herewith.